D A N A   B U S H O U S E
320 Catron Drive
Oakland, CA 94603
317-418-8736
DanaBushouse@gmail.com

WORK EXPERIENCE

Crooked City Cider, Cider Boss, 10/14-current
- Run all aspects of the company, including but not limited to cider production, sales, distribution, tasting room, marketing, events, etc.

Berkeley Humane, Volunteer Manager, 5/14-10/14
- Rebuild all facets of the volunteer program: create training programs and materials, write job descriptions, develop policies and procedures, design volunteer recognition process/tools, staff training and team building.
- Manage three departments: Volunteer, Community Outreach (PAWS program and pet food pantry) and the Mobile Adoption Center. Including day-to-day operation and the writing of annual plans and budgets.
- Staff, set-up and execute day-of Pints for PAWS fundraiser.

Lost & Found Beergarden, Personal Assistant and Barback, 9/13-9/14
- Tackle a variety of daily tasks: account management, communications, inventory, errands, ordering, decor, employee recruitment and staffing,
- Assist bartenders and address any issues that come up with customers or taps.

Canine Comforts, Store Manager, 9/12-1/14
- Responsible for assisting customers with purchases, opening/closing shop, restocking and ensuring a presentable and friendly atmosphere.
- Manage dog walking clients and in-home dog care.

East Bay SPCA, Volunteer Services Manager and Special Events Supervisor, 7/10-9/12
- Create partnerships with businesses throughout two counties to increase overall brand awareness, raise funds, and promote EBSPCA programs. Organized and completed over 100 such events in 2011 and increased to 150+ in 2012.
- Manage a team of over 600 volunteers at three facilities
- Recruit, train and manage a team of over 100 offsite volunteers and one staff member.
- Stepped-in to lead the annual fundraising auction, including securing items, contracting and procuring in-kind services for catering, audio/visual, and décor. Identified increased need for skilled volunteers and recruited/trained a cohesive team to work in all areas of the event. All efforts resulted in the most successful auction yet, with a 20% increase in funds raised.
- Plan and execute annual "Adoptathon"- including vendor acquisition and volunteer recruitment/training/management. Increased attendees from 1,000 to 5,000 in 2011 and vendors/volunteers by 50%. For 2012 event, increased attendance from 5,000 to 10,000 and vendors/volunteers by 50%.
- ·Supervise team of three employees; focus on internal volunteer placement and off-site/special event training and placement.
- Create partnerships with corporations within the community to hold weekly fundraisers and adoption events.
- Work with local businesses to create "Corporate Volunteer Days" at EBSPCA facilities.

Girls Incorporated of Indianapolis, Coordinator of Volunteer and Intern Recruitment, 10/07-7/09
- Recruited and managed volunteers/interns including screening, training, placement and retention.
- Coached and supported staff who supervised volunteers and interns to ensure positive relationships.
- Implemented new training programs for volunteers to increase success and retention rates.
- Built strong partnerships with corporations, businesses, universities, and professional associations to cultivate volunteer and intern involvement.

Indianapolis Animal Care and Control, Dog Behaviorist and Assistant Kennel Manager, 4/09-10/09
- Develop and implement a structured dog behavior evaluation process to help ensure proper placement for animals- adoption, foster, rescue
- Manage 12 kennel employees, ensure daily tasks are completed including care of over 500 animals; screen incoming animals; work with vet; coordinate space with dispatcher and local drop-off; facilitate transfer of animals out of shelter to rescue/foster; manage community service workers and volunteers; vaccinate/medicate/microchip animals; maintain database and updating inventory; coordinating spay/neuter runs to local vets; work with public- adoptions, surrenders and euthanasia requests; and help manage adoption counselors.

Traders Point Organic Dairy, Office Manager and Event Planner, 4/07-10/07 and 8/06-10/06
- Managed daily operations of Farm Store and Restaurant and on-site event planning. Including vendor relations, purchasing, inventory, staffing,
- Responsible for managing all special events, including securing vendors, contract employees and any
necessary volunteers.

Americorps, Friends Involved in Dog Outreach (FIDO), Volunteer Coordinator, 3/06 – 8/06
- Managed 'Animeals Program,' FIDO Day, and various other activities throughout the year. Created partnership with over eleven local businesses.
- Planned and executed FIDO Day, a fundraising benefit event with 1,000+ attendees, 20 vendors, resulting in $10,000 in funds raised.

EDUCATION

Bachelor of Arts, Assumption College, Worcester, MA., including coursework at:
    University of Pittsburgh, Semester at Sea.
    University of Granada, Spain.
Major: Organizational Communication